UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 NEOFORMA, INC.
                                 --------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   640475 10 7
                                   -----------
                                 (CUSIP Number)

                         KARIN LINDGREN, GENERAL COUNSEL
                       UNIVERSITY HEALTHSYSTEM CONSORTIUM
                           2001 SPRING ROAD, SUITE 700
                               OAK BROOK, IL 60523
                                 (630) 954-1700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 11, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [x]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  640475 10 7

1        NAME OF REPORTING PERSONS,
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) UNIVERSITY HEALTHSYSTEM CONSORTIUM; 36-3740243

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a)/__/
                                                                         (b)/__/

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    /   /
                                                                           ----

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         ILLINOIS

                            7      SOLE VOTING POWER
NUMBER OF SHARES                   2,130,301*
BENEFICIALLY
OWNED BY                    8      SHARED VOTING POWER
EACH                               0
REPORTING
PERSON                      9      SOLE DISPOSITIVE POWER
WITH                               2,130,301*

                           10      SHARED DISPOSITIVE POWER
                                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,130,301*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)                        /   /
                                                                           ----

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.16% (Based on 19,086,810 shares of Neoforma, Inc. common stock outstanding as of June 30, 2003)

14       TYPE OF REPORTING PERSON (See Instructions)
         CO
-----------------------------------------------------
*reflects a 1-for-10 reverse stock split effected in August 2001 and the sale of 75,000 shares in September 2003 pursuant to Rule 144.

SCHEDULE 13D

This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") filed by University HealthSystem Consortium, an Illinois not for profit corporation ("UHC"), as initially filed on Schedule 13D on February 5, 2001, relates to shares of common stock, par value $.001 per share, of Neoforma, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 3061 Zanker Road, San Jose, California 95134. All capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         UHC's purpose in acquiring the Issuer's common stock referred to herein is to further its commercial relationship with the Issuer and to facilitate the Issuer's continued development of an internet-based purchasing platform for the benefit of UHC's member organizations. Other than as described below, UHC has no current plans to acquire or dispose of the Issuer's securities, except that UHC may from time to time distribute shares of the Issuer's common stock to its members as patronage dividends. Notwithstanding the foregoing, UHC reserves the right to change its investment intent from time to time or to sell or otherwise dispose of all or part of the Issuer's common stock that it beneficially owns in any manner permitted by law.

         UHC sold 62,500 shares of Issuer's common stock on September 11, 2003. UHC also sold 12,5000 shares of Issuer's common stock on September 15, 2003.

         Except as noted above, UHC has no current plans or proposal with respect to the Issuer in regard to any extraordinary corporate transactions, any sale or transfer of a material amount of assets of the Issuer, any change in the present board of directors or management of the Issuer, any change in the present capitalization, dividend policy, governing instruments, listing or deregistration of securities or other material change in the business or corporate structure of the Issuer or any similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) UHC beneficially owns an aggregate of 2,130,301 shares of the Issuer's common stock, or 11.16% of the outstanding common stock of the Issuer based on 19,086,810 shares of the Issuer's common stock being outstanding as of June 30, 2003. UHC has sole power to vote, dispose and/or direct the disposition of all of such shares of common stock, except that its right to vote these shares is limited to the extent set forth in Item 6 hereof.

         (b) UHC has the sole power to vote, dispose of and/or direct the disposition of its 2,130,301 shares of the Issuer's common stock, which represents 11.16% of the common stock outstanding, except that its right to vote these shares is limited to the extent set forth in Item 6 hereof.

                  None of the Covered Persons directly owns any of the shares of Common Stock reported on this Schedule 13D or has dispositive power with respect to such shares. However, by reason of their status as directors and/or executive officers of UHC, the Covered Persons may be deemed to be the beneficial owners of the shares of the Issuer's common stock owned directly or beneficially by UHC. UHC has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's common stock from time to time owned directly or beneficially by UHC.

         (c) Except as set forth in Item 4, UHC has not effected any other transactions with respect to the Issuer's common stock in the past 60 days.

         (d) No person other than UHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common shares referred to herein.

         (e) Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated:  September 23, 2003


                                      UNIVERSITY HEALTHSYSTEM CONSORTIUM


                                By:  /s/ Mark Mitchell
                                     -------------------------------------------

                                      Mark Mitchell, its Vice President, Finance

                                   ATTACHMENT

         Except as set forth below, (i) the principal business address of each of the Covered Persons of UHC is 2001 Spring Road, Suite 700 Oak Brook, IL 60523, (ii) the country of citizenship of each of the Covered Persons is the United States and (iii) each of the Covered Persons directly owns zero shares of the common stock of Neoforma.com, Inc.

NAME                               PRINCIPAL OCCUPATION                    PRINCIPAL ADDRESS/CITIZENSHIP/ # OF
----                               --------------------                    -----------------------------------
                                                                           SHARES OF NEOFORMA.COM., INC. COMMON
                                                                           ------------------------------------
                                                                           STOCK OWNED
                                                                           -----------

Ron Anderson                       President and CEO of Parkland Health
                                   and Hospital System
Albert Bothe                       Executive Director of University of
                                   Chicago Practice Plan of The
                                   University of Chicago Hospitals and
                                   Health Systems
Robert J. Baker                    CEO of UHC
Irene Cumming                      President and CEO of The University
                                   of Kansas Hospital Authority
David J. Fine                      CEO of UAB Hospital
R. Reed Fraley                     Vice President for Health Services of
                                   The Ohio State University Medical
                                   Center
Richard Fullmer                    Executive Director of University of
                                   Utah Hospitals and Clinics
Larry Gage                         President of National Association of
                                   Public Hospitals and Health Systems
Michael Geheb, M.D.                Professor of Medicine and VP for
                                   Institutional Advancement of Oregon
                                   Health & Science University
Timothy M. Goldfarb                CEO of Shands HealthCare
R. Edward Howell                   Vice President and CEO of UVA Medical
                                   Medical Center of University of
                                   Virginia Health System
Michael Karpf, M.D.                Executive Vice President for Health
                                   Affairs of University of Kentucky
Mark Mitchell                      Vice President, Finance of UHC
William Petasnick                  President and CEO of Froedtert
                                   Hospital
Len Preslar                        President and CEO of N.C. Baptist
                                   Hospitals, Inc.
Michael Riordan                    President and CEO of The University
                                   of Chicago Hospitals and Health System


Bruce Schroffel                    Director and CEO of Stonybrook
                                   University Hospital
Lynn Schroth                       Executive Vice President of The
                                   Methodist Hospital
Kathleen Sellick                   Executive Director of University of
                                   Washington Medical Center